EXHIBIT (a)(1)(C)

FORM OF LETTER TO HOLDERS

[Letterhead of U.S. Concrete]

August 22, 2003

Dear U.S. Concrete Associate:

Allow me to begin by thanking you for all of your hard work and dedication to U.S. Concrete. All of you receiving this letter were granted options to purchase U.S. Concrete’s common stock a number of years ago with an exercise price of $8.00 per share or above. We recognize that those of you who have generally been with U.S. Concrete for the longest period of time hold these options that are the most “out of the money,” meaning that their exercise price is higher than all other outstanding options from our current stock price.

To reward you for your long-standing service to the Company, we recently recommended to the Compensation Committee of our Board of Directors a stock option exchange program designed to restore the incentive intended to be provided by these stock options. I am happy to report that the Committee has approved our recommendation. Basically, you will have the opportunity to voluntarily surrender your stock options with an exercise price of $8.00 per share and above in exchange for restricted shares of our common stock. If you elect to participate in the exchange program, you will receive one share of restricted stock for every three stock option shares you surrender. If you participate, you must exchange all of your options with an exercise price of $8.00 per share and above.

The terms and conditions of this offer are explained in the accompanying Offer to Exchange and the Letter of Transmittal. Your outstanding stock options eligible for exchange are listed on Schedule A to the Signature Page to the Letter of Transmittal enclosed in this package. If we accept your eligible options for exchange, the restricted shares of U.S. Concrete common stock that you receive will, until they become vested, be referred to as “restricted stock.” Regardless of the current vesting schedule of your stock options, the restricted stock will vest in equal annual installments over a three-year period as follows:

DATE	VESTED %	TOTAL VESTED %
September 22, 2004	33 1/3% of your restricted stock vests	33 1/3%
September 22, 2005	33 1/3% of your restricted stock vests	66 2/3%
September 22, 2006	33 1/3% of your restricted stock vests	100%

There are no immediate tax consequences of receiving restricted stock in exchange for your stock options. However, when the restricted stock vests, you will recognize ordinary income in an amount equal to the fair market value of the vested restricted stock. Typically, U.S. Concrete will withhold a number of your vested shares equal in value to your withholding obligation so that you will not have any out-of-pocket tax costs when the restricted stock vests. This will occur automatically (without any action on your part) as the restricted stock vests. You may, however, elect to satisfy the tax withholding obligation yourself, in which case you must pay the amount necessary to satisfy the withholding obligation to U.S. Concrete before the restricted stock vests. Also, if you wish, you may file a Section 83(b) election with the IRS and pay tax on all your shares of restricted stock at the time of the exchange. Please read the more detailed discussion of the tax consequences in Section 13 of the Offer to Exchange.

If you do not wish to exchange your eligible stock options for restricted stock, you do not need to do anything. These options will remain outstanding and subject to their existing terms and conditions.

If you decide to tender your eligible stock options, you must complete, sign and return the Signature Page to the enclosed Letter of Transmittal so that we receive it prior to 5:00 P.M., Central Standard Time, on September 22, 2003.

All options with an exercise price of less than $8.00 are excluded from the exchange offer and will remain outstanding and continue to vest in accordance with their existing terms and conditions.

We make no recommendation as to whether you should elect to exchange your stock options. You must make your own decision. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and tax advisors about the consequences of exchanging your stock options for restricted stock.

If you have any questions concerning the offer, please leave a message for the Stock Option Exchange Team at 713-499-6210 or email the Team at exchangeteam@us-concrete.com. A member of the Team will contact you promptly.

Thank you for your continued efforts as we continue to build the premier concrete company in the United States.

Very truly yours,

Eugene P. Martineau

President and Chief Executive Officer